No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2017

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On April 28, 2017, Honda Motor Co., Ltd. (the “Company”) announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2017.

Exhibit 2:

On April  28, 2017, the Company announced differences that arose between its actual consolidated financial results for the fiscal year ended March 31, 2016 and actual consolidated financial results for the year ended March  31, 2017, as well as differences that arose between its unconsolidated forecast (announced on October 31, 2016) and the Company’s actual unconsolidated financial results for the fiscal year ended March 31, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: May 8, 2017

April 28, 2017

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FOURTH QUARTER AND

THE FISCAL YEAR ENDED MARCH 31, 2017

Tokyo, April 28, 2017 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2017.

Fourth Quarter Results

Honda’s consolidated profit for the period attributable to owners of the parent for the fiscal fourth quarter ended March 31, 2017 totaled JPY 95.9 billion (USD 855 million), an increase of JPY 189.4 billion (USD 1,688 million) from the same period last year. Earnings per share attributable to owners of the parent for the quarter amounted to JPY 53.24 (USD 0.47), an increase of JPY 105.09 (USD 0.94) from loss per share attributable to owners of the parent for the corresponding period last year, when it amounted to JPY 51.85. One Honda American Depository Share represents one common share.

Consolidated sales revenue for the quarter amounted to JPY 3,763.4 billion (USD 33,545 million), an increase of 2.9% from the same period last year, due primarily to increased sales revenue in financial services business and automobile business operations.

Consolidated operating profit for the quarter amounted to JPY 138.1 billion (USD 1,231 million), an increase of JPY 201.9 billion (USD 1,800 million) from the same period last year, due primarily to decreased SG&A expenses, including quality related expenses and continuing cost reduction efforts, despite increased R&D expenses and unfavorable foreign currency effects.

Share of profit of investments accounted for using the equity method for the quarter amounted to JPY 48.5 billion (USD 433 million) for the quarter, an increase of 479.0% from the corresponding period last year.

Consolidated profit before income taxes for the quarter totaled JPY 186.9 billion (USD 1,667 million), an increase of JPY 245.6 billion (USD 2,190 million) from the corresponding period last year.

Explanatory note:

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 112.19=USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on March 31, 2017.

Fiscal Year Results

Honda’s consolidated profit for the period attributable to owners of the parent for the fiscal year ended March 31, 2017 totaled JPY 616.5 billion, an increase of 79.0% from the previous fiscal year. Earnings per share attributable to owners of the parent for the year amounted to JPY 342.1, an increase of JPY 150.94 from JPY 191.16 for the previous fiscal year.

Consolidated sales revenue for the year amounted to JPY 13,999.2 billion, a decrease of 4.1% from the previous fiscal year, due primarily to decreased revenue from unfavorable foreign currency effects, despite increased consolidated unit sales in all business operations as well as increased sales revenue in financial services business.

Consolidated operating profit for the year amounted to JPY 840.7 billion, an increase of 67.0% from the previous fiscal year, due primarily to decreased SG&A expenses, including quality related expenses, continuing cost reduction efforts, an increase in sales revenue and model mix and the impact of pension accounting treatment, despite increased R&D expenses and unfavorable foreign currency translation effects.

Share of profit of investments accounted for using the equity method for the year amounted to JPY 164.7 billion, an increase of 30.8% from the previous fiscal year.

Consolidated profit before income taxes for the year totaled JPY 1,006.9 billion, an increase of 58.5% from the previous fiscal year.

Consolidated Statements of Financial Position for the Fiscal Year Ended March 31, 2017

Total assets increased by JPY 728.8 billion, to JPY 18,958.1 billion from March 31, 2016, mainly due to an increase in Equipment on operating lease and Cash and cash equivalents, despite a decrease in foreign currency translation effects. Total liabilities increased by JPY 190.9 billion, to JPY 11,388.4 billion from March 31, 2016, mainly due to increased Financial liabilities and Deferred tax liabilities, despite decreased Provision and Retirement benefit liabilities. Total equity increased by JPY 537.8 billion, to JPY 7,569.6 billion from March 31, 2016 due mainly to an increase in Retained earnings.

Consolidated Statements of Cash Flow for the Fiscal Year Ended March 31, 2017

Consolidated cash and cash equivalents on March 31, 2017 increased by JPY 348.5 billion from March 31, 2016, to JPY 2,105.9 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Cash flow from operating activities

Net cash provided by operating activities amounted to JPY 885.0 billion for the fiscal year ended March 31, 2017. Cash inflows from operating activities decreased by JPY 505.9 billion compared with the previous fiscal year due mainly to a decrease in cash received from customers, including foreign currency translation effects.

Cash flow from investing activities

Net cash used in investing activities amounted to JPY 650.6 billion. Cash outflows from investing activities decreased by JPY 224.4 billion compared with the previous fiscal year, due mainly to a decrease in Payments for additions to property, plant and equipment.

Cash flow from financing activities

Net cash provided by financing activities amounted to JPY 115.4 billion. Cash inflows from financing activities increased by JPY 210.7 billion compared with the previous fiscal year, due mainly to a decrease in repayments of financing liabilities.

Forecasts for the Fiscal Year Ending March 31, 2018

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2018, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2018

	Yen (billions)	Changes from FY2017
Sales revenue	14,200.0	+ 1.4%
Operating profit	705.0	- 16.1%
Profit before income taxes	875.0	- 13.1%
Profit for the year attributable to owners of the parent	530.0	- 14.0%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	294.07

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 105 for the full year ending March 31, 2018.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2018 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	+ 59.3
Cost reduction, the effect of raw material cost fluctuations, etc.	+ 75.0
SG&A expenses	- 37.0
R&D expenses	- 54.0
Currency effect	- 95.0
The impact of pension accounting treatment	- 84.0

Operating profit compared with fiscal year 2017	- 135.7

Share of profit of investments accounted for using the equity method	+ 10.2
Finance income and finance costs	- 6.4

Profit before income taxes compared with fiscal year 2017	- 131.9

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

Dividend per Share of Common Stock

The Company plans to distribute year-end cash dividends of JPY 24 per share for the fiscal year ended March 31, 2017. As a result, total cash dividends for the fiscal year ended March 31, 2017, together with the first quarter cash dividends of JPY 22, the second quarter cash dividends of JPY 22 and the third quarter cash dividends of JPY 24, are planned to be JPY 92 per share. Also, please note that the year-end cash dividends for the fiscal year ended March 31, 2017 is a matter to be resolved at the ordinary general meeting of shareholders.

The Company expects to distribute quarterly cash dividends of JPY 24 per share for each quarter for the fiscal year ending March 31, 2018. As a result, total cash dividends for the fiscal year ending March 31, 2018 are expected to be JPY 96 per share.

Basic Rationale for Selection of Accounting Standards

The Company adopted IFRS for the Company’s consolidated financial statements from the year ended March 31, 2015 which have been included in the annual securities report (to be submitted to the Financial Services Agency of Japan) and Form 20-F (to be submitted to the U.S. Securities and Exchange Commission), aiming at improving comparability of financial information across international capital markets as well as standardization of financial information and enhancing efficiency of financial reporting of the Company and its consolidated subsidiaries.

Consolidated Financial Summary

For the three months and the years ended March 31, 2016 and 2017

Financial Highlights

	Yen (millions)
	Three months ended Mar. 31, 2016	Three months ended Mar. 31, 2017	Year ended Mar. 31, 2016	Year ended Mar. 31, 2017
Sales revenue	3,657,889	3,763,434	14,601,151	13,999,200
Operating profit (loss)	(63,831)	138,102	503,376	840,711
Profit (loss) before income taxes	(58,706)	186,993	635,450	1,006,986
Profit (loss) for the period attributable to owners of the parent	(93,444)	95,959	344,531	616,569

	Yen
Earnings (loss) per share attributable to owners of the parent
Basic and diluted	(51.85)	53.24	191.16	342.10

	U.S. Dollar (millions)
		Three months ended Mar. 31, 2017		Year ended Mar. 31, 2017
Sales revenue		33,545		124,781
Operating profit (loss)		1,231		7,494
Profit (loss) before income taxes		1,667		8,976
Profit (loss) for the period attributable to owners of the parent		855		5,496

	U.S. Dollar
Earnings (loss) per share attributable to owners of the parent		0.47		3.05
Basic and diluted

[1] Consolidated Statements of Financial Position

	Yen (millions)
	Mar. 31, 2016	Mar. 31, 2017
Assets
Current assets:
Cash and cash equivalents	1,757,456	2,105,976
Trade receivables	826,714	764,026
Receivables from financial services	1,926,014	1,878,938
Other financial assets	103,035	149,427
Inventories	1,313,292	1,364,130
Other current assets	315,115	292,970

Total current assets	6,241,626	6,555,467

Non-current assets:
Investments accounted for using the equity method	593,002	597,262
Receivables from financial services	3,082,054	3,070,615
Other financial assets	335,203	364,612
Equipment on operating leases	3,678,111	4,104,663
Property, plant and equipment	3,139,564	3,200,378
Intangible assets	824,939	778,192
Deferred tax assets	180,828	121,509
Other non-current assets	153,967	165,425

Total non-current assets	11,987,668	12,402,656

Total assets	18,229,294	18,958,123

Liabilities and Equity
Current liabilities:
Trade payables	1,128,041	1,183,344
Financing liabilities	2,789,620	2,786,928
Accrued expenses	384,614	417,736
Other financial liabilities	89,809	119,784
Income taxes payable	45,872	45,507
Provisions	513,232	348,095
Other current liabilities	519,163	527,448

Total current liabilities	5,470,351	5,428,842

Non-current liabilities:
Financing liabilities	3,736,628	4,022,190
Other financial liabilities	47,755	47,241
Retirement benefit liabilities	660,279	494,131
Provisions	264,978	248,935
Deferred tax liabilities	789,830	900,450
Other non-current liabilities	227,685	246,708

Total non-current liabilities	5,727,155	5,959,655

Total liabilities	11,197,506	11,388,497

Equity:
Common stock	86,067	86,067
Capital surplus	171,118	171,118
Treasury stock	(26,178)	(26,189)
Retained earnings	6,194,311	6,712,894
Other components of equity	336,115	351,406

Equity attributable to owners of the parent	6,761,433	7,295,296
Non-controlling interests	270,355	274,330

Total equity	7,031,788	7,569,626

Total liabilities and equity	18,229,294	18,958,123

[2] Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

For the three months ended March 31, 2016 and 2017

	Yen (millions)
	Three months ended Mar. 31, 2016	Three months ended Mar. 31, 2017
Sales revenue	3,657,889	3,763,434
Operating costs and expenses:
Cost of sales	(2,828,442)	(2,928,589)
Selling, general and administrative	(698,152)	(474,572)
Research and development	(195,126)	(222,171)

Total operating costs and expenses	(3,721,720)	(3,625,332)

Operating profit (loss)	(63,831)	138,102

Share of profit of investments accounted for using the equity method	8,390	48,581
Finance income and finance costs:
Interest income	7,156	9,250
Interest expense	(4,608)	(3,687)
Other, net	(5,813)	(5,253)

Total finance income and finance costs	(3,265)	310

Profit (loss) before income taxes	(58,706)	186,993
Income tax expense	(20,274)	(75,681)

Profit (loss) for the period	(78,980)	111,312

Profit (loss) for the period attributable to:
Owners of the parent	(93,444)	95,959
Non-controlling interests	14,464	15,353

	Yen
Earnings (loss) per share attributable to owners of the parent
Basic and diluted	(51.85)	53.24

Consolidated Statements of Comprehensive Income

For the three months ended March 31, 2016 and 2017

	Yen (millions)
	Three months ended Mar. 31, 2016	Three months ended Mar. 31, 2017
Profit (loss) for the period	(78,980)	111,312
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(70,709)	46,593
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(13,494)	4,665
Share of other comprehensive income of investments accounted for using the equity method	(955)	1,619
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(244,618)	(127,471)
Share of other comprehensive income of investments accounted for using the equity method	(18,139)	9,444

Total other comprehensive income, net of tax	(347,915)	(65,150)

Comprehensive income for the period	(426,895)	46,162

Comprehensive income for the period attributable to:
Owners of the parent	(436,212)	34,820
Non-controlling interests	9,317	11,342

Consolidated Statements of Income

For the years ended March 31, 2016 and 2017

	Yen (millions)
	Year ended Mar. 31, 2016	Year ended Mar. 31, 2017
Sales revenue	14,601,151	13,999,200
Operating costs and expenses:
Cost of sales	(11,332,399)	(10,865,848)
Selling, general and administrative	(2,108,874)	(1,601,212)
Research and development	(656,502)	(691,429)

Total operating costs and expenses	(14,097,775)	(13,158,489)

Operating profit	503,376	840,711

Share of profit of investments accounted for using the equity method	126,001	164,793
Finance income and finance costs:
Interest income	28,468	32,389
Interest expense	(18,146)	(12,471)
Other, net	(4,249)	(18,436)

Total finance income and finance costs	6,073	1,482

Profit before income taxes	635,450	1,006,986
Income tax expense	(229,092)	(327,592)

Profit for the year	406,358	679,394

Profit for the year attributable to:
Owners of the parent	344,531	616,569
Non-controlling interests	61,827	62,825

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	191.16	342.10

Consolidated Statements of Comprehensive Income

For the years ended March 31, 2016 and 2017

	Yen (millions)
	Year ended Mar. 31, 2016	Year ended Mar. 31, 2017
Profit for the year	406,358	679,394
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(70,709)	58,154
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(15,797)	22,707
Share of other comprehensive income of investments accounted for using the equity method	(1,274)	3,262
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(430,152)	8,064
Share of other comprehensive income of investments accounted for using the equity method	(36,591)	(22,644)

Total other comprehensive income, net of tax	(554,523)	69,543

Comprehensive income for the year	(148,165)	748,937

Comprehensive income for the year attributable to:
Owners of the parent	(188,580)	696,079
Non-controlling interests	40,415	52,858

[3] Consolidated Statements of Changes in Equity

	Yen (millions)
	Equity attributable to owners of the parent
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non- controlling interests	Total equity
Balance as of April 1, 2015	86,067	171,118	(26,165)	6,083,573	794,034	7,108,627	274,194	7,382,821

Comprehensive income for the year
Profit for the year				344,531		344,531	61,827	406,358
Other comprehensive income, net of tax					(533,111)	(533,111)	(21,412)	(554,523)

Total comprehensive income for the year				344,531	(533,111)	(188,580)	40,415	(148,165)
Reclassification to retained earnings				(75,192)	75,192	—		—
Transactions with owners and other
Dividends paid				(158,601)		(158,601)	(40,525)	(199,126)
Purchases of treasury stock			(14)			(14)		(14)
Disposal of treasury stock			1			1		1
Equity transactions and others							(3,729)	(3,729)

Total transactions with owners and other			(13)	(158,601)		(158,614)	(44,254)	(202,868)

Balance as of March 31, 2016	86,067	171,118	(26,178)	6,194,311	336,115	6,761,433	270,355	7,031,788

Comprehensive income for the year
Profit for the year				616,569		616,569	62,825	679,394
Other comprehensive income, net of tax					79,510	79,510	(9,967)	69,543

Total comprehensive income for the year				616,569	79,510	696,079	52,858	748,937
Reclassification to retained earnings				64,219	(64,219)	—		—
Transactions with owners and other
Dividends paid				(162,205)		(162,205)	(47,716)	(209,921)
Purchases of treasury stock			(12)			(12)		(12)
Disposal of treasury stock			1			1		1
Equity transactions and others							(1,167)	(1,167)

Total transactions with owners and other			(11)	(162,205)		(162,216)	(48,883)	(211,099)

Balance as of March 31, 2017	86,067	171,118	(26,189)	6,712,894	351,406	7,295,296	274,330	7,569,626

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Year ended Mar. 31, 2016	Year ended Mar. 31, 2017
Cash flows from operating activities:
Profit before income taxes	635,450	1,006,986
Depreciation, amortization and impairment losses excluding equipment on operating leases	660,714	674,329
Share of profit of investments accounted for using the equity method	(126,001)	(164,793)
Finance income and finance costs, net	(982)	(55,911)
Interest income and interest costs from financial services, net	(151,374)	(119,953)
Changes in assets and liabilities
Trade receivables	(88,173)	49,217
Inventories	66,405	(72,144)
Trade payables	105,189	12,999
Accrued expenses	32,151	50,339
Provisions and retirement benefit liabilities	329,391	(252,837)
Receivables from financial services	354,353	40,525
Equipment on operating leases	(558,826)	(435,503)
Other assets and liabilities	20,765	71,940
Other, net	4,851	998
Dividends received	105,477	121,770
Interest received	233,873	220,947
Interest paid	(92,355)	(99,607)
Income taxes paid, net of refunds	(139,913)	(164,229)

Net cash provided by (used in) operating activities	1,390,995	885,073
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(635,176)	(494,132)
Payments for additions to and internally developed intangible assets	(236,783)	(143,320)
Proceeds from sales of property, plant and equipment and intangible assets	25,617	18,710
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired	—	(2,835)
Payments for acquisitions of investments accounted for using the equity method	(3,238)	(547)
Proceeds from sales of investments accounted for using the equity method	3,237	16,208
Payments for acquisitions of other financial assets	(173,761)	(222,464)
Proceeds from sales and redemptions of other financial assets	145,414	177,762
Other, net	(387)	—

Net cash provided by (used in) investing activities	(875,077)	(650,618)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	8,302,231	8,207,530
Repayments of short-term financing liabilities	(8,708,320)	(8,129,295)
Proceeds from long-term financing liabilities	1,826,991	1,902,448
Repayments of long-term financing liabilities	(1,267,290)	(1,622,603)
Dividends paid to owners of the parent	(158,601)	(162,205)
Dividends paid to non-controlling interests	(40,331)	(35,059)
Purchases and sales of treasury stock, net	(13)	(11)
Other, net	(49,966)	(45,382)

Net cash provided by (used in) financing activities	(95,299)	115,423
Effect of exchange rate changes on cash and cash equivalents	(134,893)	(1,358)

Net change in cash and cash equivalents	285,726	348,520
Cash and cash equivalents at beginning of year	1,471,730	1,757,456

Cash and cash equivalents at end of year	1,757,456	2,105,976

[5] Assumptions for Going Concern

None

[6] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, and Sales and related services

Automobile Business	Automobiles and relevant parts	Research & Development, Manufacturing, and Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products, and Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research & Development, Manufacturing Sales and related services, and Others

1. Segment information based on products and services

For the three months ended March 31, 2016

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	437,253	2,675,374	455,337	89,925	3,657,889	—	3,657,889
Intersegment	—	46,129	4,495	3,766	54,390	(54,390)	—

Total	437,253	2,721,503	459,832	93,691	3,712,279	(54,390)	3,657,889

Segment profit (loss)	27,628	(114,738)	43,555	(20,276)	(63,831)	—	(63,831)

For the three months ended March 31, 2017

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	453,755	2,691,069	517,716	100,894	3,763,434	—	3,763,434
Intersegment	—	55,669	3,437	13,987	73,093	(73,093)	—

Total	453,755	2,746,738	521,153	114,881	3,836,527	(73,093)	3,763,434

Segment profit (loss)	38,158	54,983	47,740	(2,779)	138,102	—	138,102

As of and for the year ended March 31, 2016

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,805,429	10,625,405	1,835,605	334,712	14,601,151	—	14,601,151
Intersegment	—	142,280	14,095	17,532	173,907	(173,907)	—

Total	1,805,429	10,767,685	1,849,700	352,244	14,775,058	(173,907)	14,601,151

Segment profit (loss)	181,773	153,366	199,358	(31,121)	503,376	—	503,376

Segment assets	1,412,404	7,493,086	9,071,874	333,586	18,310,950	(81,656)	18,229,294
Depreciation and amortization	76,267	564,631	622,874	13,770	1,277,542	—	1,277,542
Capital expenditures	73,541	796,209	1,972,647	18,251	2,860,648	—	2,860,648
As of and for the year ended March 31, 2017
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,716,165	10,086,816	1,878,094	318,125	13,999,200	—	13,999,200
Intersegment	—	169,850	13,188	31,567	214,605	(214,605)	—

Total	1,716,165	10,256,666	1,891,282	349,692	14,213,805	(214,605)	13,999,200

Segment profit (loss)	170,740	501,181	178,449	(9,659)	840,711	—	840,711

Segment assets	1,505,637	7,543,388	9,437,044	312,303	18,798,372	159,751	18,958,123
Depreciation and amortization	79,398	576,546	664,940	14,544	1,335,428	—	1,335,428
Capital expenditures	66,241	607,629	1,886,607	12,272	2,572,749	—	2,572,749

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 451,387 million as of March 31, 2016 and JPY 530,809 million as of March 31, 2017 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

For the three months ended March 31, 2016

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	559,558	1,990,033	213,880	731,388	163,030	3,657,889	—	3,657,889
Inter-geographic areas	437,672	112,576	15,914	109,735	450	676,347	(676,347)	—

Total	997,230	2,102,609	229,794	841,123	163,480	4,334,236	(676,347)	3,657,889

Operating profit (loss)	(180,480)	26,468	21,874	65,701	(19,736)	(86,173)	22,342	(63,831)

For the three months ended March 31, 2017

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	585,438	1,983,504	194,485	800,607	199,400	3,763,434	—	3,763,434
Inter-geographic areas	491,560	150,578	62,911	145,713	404	851,166	(851,166)	—

Total	1,076,998	2,134,082	257,396	946,320	199,804	4,614,600	(851,166)	3,763,434

Operating profit (loss)	(41,889)	105,571	15,403	67,767	2,026	148,878	(10,776)	138,102

As of and for the year ended March 31, 2016

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,022,931	8,123,655	693,255	2,955,690	805,620	14,601,151	—	14,601,151
Inter-geographic areas	1,905,654	413,427	82,782	579,683	3,032	2,984,578	(2,984,578)	—

Total	3,928,585	8,537,082	776,037	3,535,373	808,652	17,585,729	(2,984,578)	14,601,151

Operating profit (loss)	(98,714)	210,862	18,747	335,508	(8,322)	458,081	45,295	503,376

Assets	4,258,071	10,240,942	719,561	2,467,481	603,754	18,289,809	(60,515)	18,229,294
Non-current assets other than financial instruments and deferred tax assets	2,426,439	4,364,808	118,992	713,968	172,374	7,796,581	—	7,796,581

As of and for the year ended March 31, 2017

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,114,833	7,621,550	638,436	2,893,404	730,977	13,999,200	—	13,999,200
Inter-geographic areas	1,998,576	476,518	150,957	562,629	2,518	3,191,198	(3,191,198)	—

Total	4,113,409	8,098,068	789,393	3,456,033	733,495	17,190,398	(3,191,198)	13,999,200

Operating profit (loss)	104,560	398,725	12,112	331,466	29,016	875,879	(35,168)	840,711

Assets	4,236,574	10,743,185	675,983	2,694,622	670,332	19,020,696	(62,573)	18,958,123
Non-current assets other than financial instruments and deferred tax assets	2,492,467	4,766,609	107,443	694,919	187,220	8,248,658	—	8,248,658

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Turkey
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 451,387 million as of March 31, 2016 and JPY 530,809 million as of March 31, 2017 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[7] Information about per common share

Equity per share attributable to owners of the parent as of March 31, 2016 and 2017 are calculated based on the following information.

	2016	2017
Equity attributable to owners of the parent (millions of yen)	6,761,433	7,295,296
The number of shares outstanding at the end of the period (excluding treasury stock) (shares)	1,802,283,519	1,802,280,395
Equity per share attributable to owners of the parent (yen)	3,751.59	4,047.81

Earnings per share attributable to owners of the parent for the years ended March 31, 2016 and 2017 are calculated based on the following information. There were no potentially dilutive common shares outstanding for the years ended March 31, 2016 and 2017.

	2016	2017
Profit for the year attributable to owners of the parent (millions of yen)	344,531	616,569
Weighted average number of common shares outstanding, basic (shares)	1,802,285,138	1,802,282,093
Basic earnings per share attributable to owners of the parent (yen)	191.16	342.10

[8] Other

1. Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures have been filed against Honda. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict litigation.

Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses, if any, as of the date of this report because there is uncertainty.

2. Transfer pricing tax refund

In May 2015, the lawsuit related to transfer pricing involving the Company’s transactions with certain consolidated subsidiaries in Brazil was concluded, and it was ruled that the Company shall receive a tax refund with corresponding interest in Japan. As a result, income tax expense decreased by JPY 19,145 million for the year ended March 31, 2016.

3. Impairment loss on investments accounted for using the equity method

The Company recognized impairment losses on certain investments accounted for using the equity method because there is objective evidence of impairment from declines in quoted market values. The amount of the impairment losses is JPY 28,887 million for the fiscal year ended March 31, 2016 and JPY 12,871 million for the fiscal year ended March 31, 2017, respectively. The impairment losses are included in share of profit of investments accounted for using the equity method in the consolidated statements of income.

4. Impact of the pension plan amendment on the Company’s consolidated financial position and results of operations

In August 2016, the Company and its certain subsidiaries in Japan decided, effective April 1, 2017, to extend mandatory retirement age from 60 years old to 65 years old and introduce a flexible retirement scheme that enables employees to choose retirement age between 60 years old and 65 years old, along with amendments to their defined benefit pension plans to align with the postponement of the retirement age, to fulfill diversifying needs of individual employees. The plan amendments include the revision of the benefit curve, to make the lump-sum benefit payment at the retirement age between 60 years old and 65 years old under the new plan consistent with that at the mandatory retirement age, 60 years old, under the existing plan. In addition, one of the defined benefit pension plans will be replaced by a defined contribution plan.

This plan amendment resulted in a reduction of the defined benefit obligation and recognition of the past service cost through profit or loss. Honda recognized JPY 84,024 million of past service cost (credit), of which JPY 37,197 million is presented in cost of sales, JPY 21,385 million is presented in selling, general and administrative and JPY 25,442 million is presented in research and development in the consolidated statements of income for the year ended March 31, 2017. The defined benefit obligation and plan asset were remeasured.

[9] Significant Subsequent Events

None

[Translation]

April 28, 2017

To:       Shareholders of Honda Motor Co., Ltd.

From:   Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice Concerning Differences between Actual Consolidated Financial Result for the Fiscal

Year Ended March 31, 2016 and 2017, and Differences between Forecasts and Actual

Unconsolidated Financial Results for the Fiscal Year Ended March 31, 2017

Honda Motor Co., Ltd. (the “Company”) hereby announces differences that arose between its actual consolidated financial results for the fiscal year ended March 31, 2016 and actual consolidated financial results for the year ended March 31, 2017, as well as differences that arose between its unconsolidated forecast (announced on October 31, 2016) and the Company’s actual unconsolidated financial results for the fiscal year ended March 31, 2017.

Particulars

Differences between Actual Consolidated Financial Results for the Fiscal Year Ended March 31, 2016 and Actual Consolidated Financial Results for the Fiscal Year Ended March 31, 2017:

(Millions of Yen, except basic earnings per share attributable to owners of the parent)

	Sales revenue	Operating profit	Profit before income taxes	Profit for the year	Profit for the year attributable to owners of the parent	Basic earnings per share attributable to owners of the parent (Yen)
Results for the fiscal year ended March 31, 2016 (A)	14,601,151	503,376	635,450	406,358	344,531	191.16
Results for the fiscal year ended March 31, 2017 (B)	13,999,200	840,711	1,006,986	679,394	616,569	342.10
Change (B-A)	-601,951	337,335	371,536	273,036	272,038	—
Percentage change (%)	-4.1	67.0	58.5	67.2	79.0	—

Differences between Forecasts and Actual Unconsolidated Financial Results for the Fiscal Year Ended March 31, 2017:

(Millions of Yen, except net income per common share)

	Net sales	Operating income	Ordinary income	Net income	Net income per common share (Yen)
Forecast previously announced (A)	3,400,000	5,000	260,000	160,000	88.78
Results for the fiscal year ended March 31, 2017 (B)	3,456,118	36,559	350,051	233,082	129.33
Change (B-A)	56,188	31,559	90,051	73,082	—
Percentage change (%)	1.7	631.2	34.6	45.7	—
(Reference) Results for the fiscal year ended March 31, 2016	3,303,606	-191,421	60,822	51,912	28.80

Reason for Differences

Differences between actual consolidated financial results for the fiscal year ended March 31, 2016 and actual consolidated financial results for the fiscal year ended March 31, 2017

Operating profit, profit before income taxes, profit for the year, and profit for the year attributable to owners of the parent for the fiscal year ended March 31, 2017 were higher than their respective actual results for the fiscal year ended March 31, 2016 mainly due to decreased SG&A expenses, including quality related costs, continuing cost reduction efforts and the impact of pension accounting treatment, despite unfavorable foreign currency effects.

Differences between forecast and actual unconsolidated financial results for the fiscal year ended March 31, 2017

Operating income, ordinary income, and net income for the fiscal year ended March 31, 2017 were higher than their respective forecasts mainly due to favorable foreign currency effects, decreased SG&A expenses, as well as increased dividend income.

* Basic earnings per share attributable to owners of the parent is calculated based on profit for the year attributable to owners of the parent.